[ENDURANCE SPECIALTY HOLDINGS LETTERHEAD]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

By Hand and EDGAR

November 20, 2006

United States Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Ibolya Ignat
Staff Accountant

Re:	Endurance Specialty Holdings Ltd. Form I0-K for Fiscal Year Ended December 31, 2005 Filed on March 1, 2006 (File No. 001-31599)

Dear Ms. Ignat:

I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the ‘‘Company’’), to respond to the additional comment of the staff of the United States Securities and Exchange Commission (the ‘‘Staff’’) conveyed orally by you to the Company on October 17, 2006 (the ‘‘Additional Comment ‘‘). The Company has previously responded on June 13, 2006, to the comment letter provided by the Staff to the Company on May 30, 2006 (the ‘‘Original Comment Letter’’), and on August 29, 2006, to the oral comments provided by the Staff to the Company on August 15, 2006.

Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the ‘‘2005 Form 10-K’’). All references to page numbers and captions correspond to the page numbers and captions in the 2005 Form 10-K.

The Additional Comment related to the Company’s earlier response regarding the potential volatility within the Company’s reserves for losses and loss expenses. For the convenience of the Staff we have restated in Exhibit A attached to this letter, the Comment 3, Bullet Point 6 and the Company’s earlier response from the Original Comment Letter.

Additional Comment

Please explain the net loss effect of a change in the reserve for losses and loss adjustment expenses caused by the potential variability relating to the key assumptions that drive the actuarial process.

In response to the Additional Comment, the Company has disclosed in the proposed new tabular disclosure in Exhibit B attached to this letter the effect on the Company’s loss and loss expense reserves by segment of the variation in the two most significant assumptions impacting the Company’s loss and loss expense reserve volatility — expected loss ratio and the speed of the loss reporting pattern. The Company has limited empirical data regarding loss and loss expense reserve changes due to its relatively short operating history. Consequently, the Company believes, consistent with commonly accepted actuarial custom, it is reasonable and appropriate to utilize an assumed 10% variation for purposes of illustrating the effect on the Company of potential reserve volatility at this time in the Company’s history. In addition, the Company believes it is not appropriate to present this information by tail or line of business as its current segments are already based upon the specific major business lines underwritten by the Company.

* * *

Ms. Ibolya Ignat
Staff Accountant
Securities and Exchange Commission
November 20, 2006

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2005 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (441) 278-0410, Michael J. McGuire, Chief Financial Officer, at (441) 278-0943 or John Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours, /s/ Kenneth J. LeStrange Kenneth J. LeStrange Chairman, President and Chief Executive Officer

cc:	Securities and Exchange Commission Jim B Rosenberg, Senior Assistant Chief Accountant Joseph Roesler, Accounting Branch Chief

Exhibit A

Exhibit 13.1   Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserve for Losses and Loss Expenses, page 4

Original comment 3, bullet point 6

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends of other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please provide the following to us in disclosure-type format for each line of business discussed. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

•	Explain why management believes that the net loss effect of a 10% change in the company’s reserves for losses and loss adjustment expenses presented by segment in the table on page 31 are reasonably likely. To better help an investor understand the potential variability of the reserve please disclose the key assumptions that drive the volatility presented. Please consider presenting this information by tail or by line of business in addition to your current segment based presentation.

The Company has limited empirical data regarding changes to its reserve for losses and loss expenses due to its relatively short operating history. The Company believes, consistent with commonly accepted actuarial practice, it is reasonable and appropriate to utilize an assumed 10% variation in loss and loss expenses for purposes of illustrating the effect on the Company of potential reserve volatility when there is limited empirical data. The Company believes it is not appropriate to present this information by tail or line of business as its current segments are already based upon the specific major business lines underwritten by the Company.

Exhibit B

Loss and loss expense reserve volatility

The estimated reserve for losses and loss expenses established by the Company can change over time because of unexpected changes in the external environment. Potential changing external factors include (1) changes in the inflation rate for goods and services related to the covered damages, (2) changes in the general economic environment that could cause unanticipated changes in claim frequency or severity, (3) changes in the litigation environment regarding the representation of plaintiffs and potential plaintiffs, (4) changes in the judicial and/or arbitration environment regarding the interpretation of policy and contract provisions relating to the determination of coverage and/or the amount of damages awarded for certain types of claims, (5) changes in the social environment regarding the general attitude of juries in the determination of liability and damages, (6) changes in the legislative environment regarding the definition of damages, (7) new types of injuries caused by new types of injurious activities or exposures and (8) in the case of assumed reinsurance, changes in ceding company case reserving and reporting patterns. Estimates of reserves for losses and loss expenses can also change over time because of changes in internal company operations. Potential changing internal factors include (1) alterations in claims handling procedures, (2) growth in new lines of business where exposure and loss development patterns are not well established or (3) changes in the quality of risk selection or pricing in the underwriting process. Due to the inherent complexity of the assumptions used in establishing the Company’s loss and loss expense reserve estimates, final claim settlements made by the Company may vary significantly from the present estimates, particularly when those settlements may not occur until well into the future.

Across all of the Company’s segments, the two most significant assumptions utilized in determining loss and loss expense reserves are the expected loss ratio and the speed of the loss reporting pattern. The following tables illustrate for each of the Company’s segments as of December 31, 2006 the possible percentage effects on current estimates of reserves for losses and loss expenses due to 10% changes in the expected loss ratio and the speed of the loss reporting pattern. The 10% changes in the expected loss ratio and the speed of the loss reporting pattern in the tables below were chosen consistent with commonly accepted actuarial custom, due to the Company’s limited empirical data regarding loss and loss expense reserve variability.

Property Per Risk Treaty Reinsurance
Potential Percentage Change in Total Loss and Loss Expense Reserves

Expected Loss Ratio
Reporting Pattern	10% Lower		Unchanged		10% Higher
10% Faster	[ ]	%	[ ]	%	[ ]	%
Unchanged	[ ]	%	[ ]	%	[ ]	%
10% Slower	[ ]	%	[ ]	%	[ ]	%

Property Catastrophe Reinsurance
Potential Percentage Change in Total Loss and Loss Expense Reserves

Expected Loss Ratio
Reporting Pattern	10% Lower		Unchanged		10% Higher
10% Faster	[ ]	%	[ ]	%	[ ]	%
Unchanged	[ ]	%	[ ]	%	[ ]	%
10% Slower	[ ]	%	[ ]	%	[ ]	%

Casualty Treaty Reinsurance
Potential Percentage Change in Total Loss and Loss Expense Reserves

Expected Loss Ratio
Reporting Pattern	10% Lower		Unchanged		10% Higher
10% Faster	[ ]	%	[ ]	%	[ ]	%
Unchanged	[ ]	%	[ ]	%	[ ]	%
10% Slower	[ ]	%	[ ]	%	[ ]	%

Property Individual Risk
Potential Percentage Change in Total Loss and Loss Expense Reserves

Expected Loss Ratio
Reporting Pattern	10% Lower		Unchanged		10% Higher
10% Faster	[ ]	%	[ ]	%	[ ]	%
Unchanged	[ ]	%	[ ]	%	[ ]	%
10% Slower	[ ]	%	[ ]	%	[ ]	%

Casualty Individual Risk
Potential Percentage Change in Total Loss and Loss Expense Reserves

Expected Loss Ratio
Reporting Pattern	10% Lower		Unchanged		10% Higher
10% Faster	[ ]	%	[ ]	%	[ ]	%
Unchanged	[ ]	%	[ ]	%	[ ]	%
10% Slower	[ ]	%	[ ]	%	[ ]	%

Aerospace and Other Specialty Lines
Potential Percentage Change in Total Loss and Loss Expense Reserves

Expected Loss Ratio
Reporting Pattern	10% Lower		Unchanged		10% Higher
10% Faster	[ ]	%	[ ]	%	[ ]	%
Unchanged	[ ]	%	[ ]	%	[ ]	%
10% Slower	[ ]	%	[ ]	%	[ ]	%

Each of the impacts set forth in the tables above is estimated individually, without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts set forth above and add them together in an attempt to estimate volatility for the Company’s loss and loss expense reserves in total. The Company believes the assumed variation in loss and loss expense reserves set forth in the tables above represents a reasonable estimate of the possible loss and loss expense reserve variation that may occur in the future. It is important to note that the variation set forth in the tables above is not meant to be a worst-case scenario, and therefore, it is possible that future variations may be more than the amounts set forth above.